OMB APPROVAL

OMB Number:	3235-0145

Expires:	December 31, 2005

Estimated average burden
hours per response . . . 11

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.         )*

Anacomp, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

03237E108 (CUSIP Number)

January 9, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Page 1 of 6 pages

CUSIP No. 03237E108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Unitrin, Inc. 95-4255452

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY BY OWNED BY EACH REPORTING PERSON WITH:	5. Sole Voting Power 0

6. Shared Voting Power 215,000

7. Sole Dispositive Power 0

8. Shared Dispositive Power 215,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 215,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 5.3%

12.	Type of Reporting Person (See Instructions) HC, CO

Page 2 of 6 pages

CUSIP No. 03237E108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Trinity Universal Insurance Company 75-0620550

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)

3.	SEC Use Only

4.	Citizenship or Place of Organization Texas

NUMBER OF SHARES BENEFICIALLY BY OWNED BY EACH REPORTING PERSON WITH:	5. Sole Voting Power 0

6. Shared Voting Power 215,000

7. Sole Dispositive Power 0

8. Shared Dispositive Power 215,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 215,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 5.3%

12.	Type of Reporting Person (See Instructions) IC, CO

Page 3 of 6 pages

SCHEDULE 13G

Item 1(a)	Name of Issuer:
Anacomp, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:
15378 Avenue of Science San Diego, CA 92128-3707

Item 2(a)	Name of Person Filing:
This statement is being filed by Unitrin, Inc. (“Unitrin”) and Trinity Universal Insurance Company (“Trinity”). Trinity is a wholly-owned subsidiary of Unitrin.

Item 2(b)	Address of Principal Business Office, or if none, Residence:
One East Wacker Drive, Chicago, IL 60601

Item 2(c)	Citizenship:
Unitrin is a Delaware corporation and Trinity is a Texas corporation.

Item 2(d)	Title of Class of Securities:
Class A Common Stock

Item 2(e)	CUSIP Number
03237E108

Item 3	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
(c) ☒ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c)

(g) ☒ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G)

Item 4	Ownership as of December 31, 2003:

Item 4(a)	Amount beneficially owned:
215,000

Item 4(b)	Percent of class:
5.3%

Item 4(c)	Number of shares as to which the person has:

Page 4 of 6 pages

(i) Sole power to vote or direct the vote: 0
(ii) Shared power to vote or to direct the vote: 215,000
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 215,000

Item 5	Ownership of Five Percent or Less of a Class:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:
Not Applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:
See Exhibit A

Item 8	Identification and Classification of Members of the Group:
Not Applicable

Item 9	Notice of Dissolution of Group:
Not Applicable

Item 10	Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 5 of 6 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 11, 2004

Unitrin, Inc.

By:	/s/ Scott Renwick

Scott Renwick Senior Vice President

Trinity Universal Insurance Company

By:	/s/ John M. Boschelli

John M. Boschelli Assistant Treasurer

Page 6 of 6 pages

Exhibit A

Identification and Classification of the

Subsidiary Which Acquired the Security

Being Reported on By the Parent

Holding Company

The subsidiary, Trinity Universal Insurance Company, is classified as an Item (c) insurance company, and is also a Reporting Person included on this statement on Schedule 13G.

EXHIBIT B

JOINT FILING AGREEMENT

The undersigned hereby agree to file a joint statement on Schedule 13G under the Securities and Exchange Act of 1934, as amended (the “Act”) in connection with their beneficial ownership of Class A common stock issued by Anacomp, Inc. Each of the undersigned states that it is entitled individually to use Schedule 13G pursuant to Regulation 13D-G of the Act. Each of the undersigned is responsible for the timely filing of the statement and any amendments thereto, and for the completeness and accuracy of the information concerning each of them contained therein but neither is responsible for the completeness or accuracy of the information concerning the other. This Agreement applies to any amendments to such Schedule 13G hereafter filed.

Unitrin, Inc.

By:	/s/ Scott Renwick
Senior Vice President

Trinity Universal Insurance Company

By:	/s/ John M. Boschelli
Assistant Treasurer